Press Release

HEAD NV

HEAD NV Announces Results for the Three and Six Months ended 30 June 2007

Amsterdam – 9th August 2007 – Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 June 2007 compared to the three months ended 30 June 2006:

•	Net revenues were down 3.4% to €61.6 million
•	Operating loss increased by €1.8 million to €5.3 million, from €3.5 million in Q2 2006.
•	The net loss for the period was €6.5 million compared to a €4.7 million loss in Q2 2006.

For the six months ended 30 June 2007 compared to the six months ended 30 June 2006:

•	Net revenues were down 9.6% to €119.0 million
•	Operating loss increased €6.9 million to €14.2 million from €7.3 million in the comparable 2006 period.
•	The net loss for the period was €16.0 million compared to a net loss of €9.9 million in the comparable 2006 period.

Johan Eliasch, Chairman and CEO, commented:

“Q2 2007 results for Head have been mixed. In terms of revenues, the Winter Sports division performed better than Q2 06, however, this is mainly due to earlier pre-season orders compared with the prior year. The adverse impact of the poor snow conditions during the recent 06/07 season is still of concern, and we continue to estimate that, for the market as a whole, pre-season orders for alpine ski equipment are down 25-30%. Gross margin for the division continues to be adversely affected.

Although Racquet Sport division revenues are down for both the 3 and 6 month periods, gross margins have improved.

The Diving division continues to perform well & we believe has gained market share through the first half of 2007; revenues are up nearly 9% compared with prior year.

Overall, however, primarily due to the adverse conditions affected the Winter Sports market, we continue to anticipate that we may record an operating loss for 2007.”

Results for the three and six months ended June 30, 2007 and 2006:

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Product category:
Winter Sports	€9,920	€9,593	€20,699	€29,779
Racquet Sports	34,518	36,630	67,508	72,865
Diving	16,882	16,833	30,319	27,859
Licensing	2,103	2,247	3,765	4,732
Total revenues	63,422	65,303	122,290	135,235
Sales Deductions	(1,786)	(1,479)	(3,325)	(3,697)
Total Net Revenues	€61,637	€63,825	€118,965	€131,539

As of December 31, 2006 the Company determined that certain share-based compensation plans should have been accounted for as cash-settled which originally were treated as equity-settled. These changes have been applied to the 3 and 6 months ended 30 June 2006, and accordingly restated.

Winter Sports

Winter Sports revenues for the three months ended June 30, 2007 increased by €0.3 million, or 3.4%, to €9.9 million from €9.6 million in the comparable 2006 period. This increase was due to earlier pre-season sales of skis and higher sales volumes of bindings. For the six months ended June 30, 2007 Winter Sports revenues decreased by €9.1 million, or 30.5%, to €20.7 million from €29.8 million in the comparable 2006 period. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions in the winter season 2006/2007.

Racquet Sports

Racquet Sports revenues for the three months ended June 30, 2007 decreased by €2.1million, or 5.8%, to €34.5 million from €36.3 million in the comparable 2006 period. This decrease was due to lower sales volumes in squash and racquetball racquets and balls and the strengthening of the euro against the U.S. dollar in the reporting period. For the six months ended June 30, 2007 Racquet Sports revenues decreased by €5.4 million, or 7.4%, to €67.5 million from €72.9 million in the comparable 2006 period. This decrease was due to lower sales volumes in tennis racquets and balls and the strengthening of the euro against the U.S. dollar in the reporting period.

Diving

Diving revenues for the three months ended June 30, 2007 increased insignificantly to the comparable 2006 period despite a negative impact of the strengthening of the euro against the U.S. dollar in the reporting period. For the six months ended June 30, 2007 Diving revenues increased by €2.5 million, or 8.8%, to €30.3 million from €27.9 million in the comparable 2006 period. This increase was mainly driven by better product availability throughout the distribution chain on our broad variety of diving products and was negatively effected by the strengthening of the euro against the U.S. dollar in the reporting period.

Licensing

Licensing revenues for the three months ended June 30, 2007 decreased by €0.1 million, or 6.4%, to €2.1 million from €2.2 million in the comparable 2006 period. For the six months ended June 30, 2007 Licensing revenues decreased by €1.0 million, or 20.4%, to €3.8 million from €4.7 million in the comparable 2006 period. This was caused by lower revenues in Q1 2007.

Profitability

Sales deductions for the three months ended June 30, 2007 increased by €0.3 million, or 20.7%, to €1.8 million from €1.5 million in the comparable 2006. For the six months ended June 30, 2007 sales deductions decreased by €0.4 million, or 10.1%, to €3.3 million from €3.7 million in the comparable 2006 period due to decreased sales

Gross Profit for the three months ended June 30, 2007 gross profit decreased by €2.1 million to €24.0 million from €26.1 million in the comparable 2006 period. Gross margin decreased to 38.9% in 2007 from 40.9% in the comparable 2006.
For the six months ended June 30, 2007 gross profit decreased by €5.4 million to €47.3 million from €52.7 million in the comparable 2006 period. Gross margin decreased to 39.8% in 2007 from 40.1% in the comparable 2006 period. This decrease was due to lower sales of all product lines and lower utilization of production capacity for winter sports products.

Selling and Marketing Expenses for the three months ended June 30, 2007, decreased by €0.2 million, or 1.0%, to €21.4 million from €21.6 million in the comparable 2006 period. For the six months ended June 30, 2007, selling and marketing expense increased by €1.0 million, or 2.2%, to €45.6 million from €44.6 million in the comparable 2006 period. This increase was mainly due to higher advertising costs for our ski racing team partly offset by lower commissions and selling expense as a consequence of decreased sales

General and Administrative Expenses for the three months ended June 30, 2007, decreased by €0.1 million, or 1.7%, to €7.2 million from €7.3 million in the comparable 2006 period.
For the six months ended June 30, 2007, general and administrative expense decreased by €0.2 million, or 1.3%, to €14.6 million from €14.8 million in the comparable 2006 period.

For the three months ended June 30, 2007, we recorded €0.8 million of share-based compensation expense for our Stock Option Plans compared to € 1.2 million in the comparable 2006 period. For the six months ended June 30, 2007, we recorded €2.0 million of share-based compensation expense for our Stock Option Plans compared to € 1.3 million in the comparable 2006 period as a result of the increase in liability due to the higher share price at June 30, 2007

For the three months ended June 30, 2007, other operating income, net decreased by €0.4 million, or 77.4%, to €0.1 million from €0.5 million in the comparable 2006 period due lower foreign exchange gains. For the six months ended June 30, 2007, other operating income, net increased by €0.1 million, or 10.3%, to €0.7 million from €0.6 million in the comparable 2006. This increase was due to the write back of an accrual for possible environmental expenses related to the property in Estonia which we sold in 2005 which was partly offset by lower foreign exchange gains.

As a result of the foregoing factors, operating loss for the three months ended June 30, 2007 increased by €1.8 million to €5.3 million from €3.5 million in the comparable 2006 period. For the six months ended June 30, 2007, operating loss increased by €6.9 million to €14.2 million from €7.3 million in the comparable 2006 period

For the three and six months ended June 30, 2007, interest expense changed insignificantly to the comparable 2006 periods

For the three months ended June 30, 2007, interest income increased insignificantly to the comparable 2006 period. For the six months ended June 30, 2007, interest income increased by €0.2 million, or 24.2% to €1.1 million from €0.9 million in the comparable 2006 period. This increase was due to higher interest rates.

For the three months ended June 30, 2007, other non-operating expense, net increased by €0.2 million to €0.3 million from €0.1 million in the comparable 2006 period mainly attributable to foreign currency loss. For the six months ended June 30, 2007, other non-operating expense, net increased by €0.6 million to €0.7 million from €0.1 million in the comparable 2006 period mainly attributable to foreign currency loss.

For the three months ended June 30, 2007, the income tax benefit was €1.6 million, an increase of €0.1 million compared to income tax benefit of €1.5 million in the comparable 2006 period. For the six months ended June 30, 2007, the income tax benefit was €3.9 million, an increase of €1.1 million compared to income tax benefit of €2.8 million in the comparable 2006 period due to the increase in pre-tax losses whose deductibility from future taxable profits is probable.

As a result of the foregoing factors, for the three months ended June 30, 2007, we had a net loss of €6.5 million, compared to a net loss of €4.7 million in the comparable 2006 period and for the six months ended June 30, 2007, we had a net loss of €16.0 million compared to a net loss of €9.9 million in the comparable 2006 period.

Consolidated Results

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
		Restated		Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€61,637	€63,825	€118,965	€131,539
Cost of sales	37,671	37,717	71,644	78,805
Gross profit	23,965	26,107	47,320	52,734
Gross margin	38.9%	40.9%	39.8%	40.1%
Selling and marketing expense	21,405	21,616	45,613	44,637
General and administrative expense	7,219	7,344	14,587	14,779
Share-based compensation expense	753	1,197	2,043	1,293
Other operating income, net	(120)	(529)	(715)	(648)
Operating loss	(5,292)	(3,520)	(14,209)	(7,326)
Interest expense	(3,035)	(3,070)	(6,166)	(6,145)
Interest income	525	482	1,079	869
Other Non-operating expense, net	(275)	(50)	(683)	(83)
Income tax benefit	1,615	1,497	3,945	2,766
Loss for the period	€(6,462)	€(4,662)	€(16,033)	€(9,919)

About Head

HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the HEAD (tennis, squash and racquetball racquets, tennis balls, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Hermann Maier, Bode Miller, Amelie Mauresmo, Svetlana Kuznetsova, Andrew Murray, Ivan Ljubicic, Didier Cuche, Marco Büchel, Patrick Staudacher, Maria Riesch and Šárka Záhrobská.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940